                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                            Coffee Holding Co., Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   192176 10 5
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                                 (CUSIP Number)

                                 Matthew Dyckman
                           Thacher Proffitt & Wood LLP
                      1700 Pennsylvania Ave., NW, Suite 800
                              Washington, DC 20006
                                 (202) 347-8400
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 2, 2005
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             (Date of Event which Requires Filing of This Statement)






     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  192176 10 5                  13D                    Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Gordon
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,024,908
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,024,908
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,024,908
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     19.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________

CUSIP No.  192176 10 5                  13D                    Page 3 of 6 Pages


Item 1.  Security and Issuer

         The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $.001 per share (the "Common Stock"), of Coffee Holding Co., Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 4401 First Avenue, Brooklyn, NY 11232.

Item 2.  Identity and Background

         (a)  Name: Andrew Gordon

         (b)  Business Residence: 4401 First Avenue, Brooklyn, NY 11232

         (c)  Present Occupation: Mr. Gordon is the President, Chief Executive
                                  Officer, Chief Financial Officer and Treasurer of Coffee Holding Co., Inc.

         (d) During the last five years, Mr. Gordon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Gordon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Gordon was previously the beneficial owner of shares of common stock of Coffee Holding Co., Inc., a New York corporation ("Old Coffee"). Mr. Gordon acquired beneficial ownership of the securities that are the subject of this Schedule in exchange for shares of common stock of Old Coffee, pursuant to the merger of Old Coffee with and into Transpacific International Group Corp., a Nevada corporation ("Transpacific"). Pursuant to the merger, which was effective on April 16, 1998, each share of Old Coffee common stock issued and outstanding prior to the effective time of the merger was converted into the right to receive shares of common stock of Transpacific. Subsequent to the merger, Transpacific changed its name to Coffee Holding Co., Inc. (the Issuer).

Item 4.  Purpose of Transaction

         Mr. Gordon now owns of record 1,024,908 shares of Common Stock for personal investment and seeks to hold such securities for a sufficient period of time in order to realize enhancement in their value. Mr. Gordon may from time to time in the ordinary course sell such shares and/or purchase and/or sell additional shares of Common Stock for personal investment.

CUSIP No.  192176 10 5                  13D                    Page 4 of 6 Pages



         Mr. Gordon has no other present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a-b) Mr. Gordon beneficially owns (with sole voting and dispositive power) 1,024,908 shares of Common Stock, which represents approximately 19.3% of the outstanding Common Shares of the Issuer.

         (c) On May 2, 2005, Mr. Gordon gifted an aggregate of 14,500 shares of Common Stock to certain employees of the Issuer.

         (d) No person or entity other than Mr. Gordon has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock reported in this Schedule.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In connection with the Issuer's initial public offering, Mr. Gordon has entered into a Lock-up Agreement pursuant to which, for a period of nine months after May 2, 2005, he has agreed not to sell, contract to sell, grant any option for the sale of or otherwise dispose of any of the Issuer's equity securities, or any securities convertible into or exercisable or exchangeable for the Issuer's equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the written consent of the underwriters.

CUSIP No.  192176 10 5                  13D                    Page 5 of 6 Pages



         Other than the foregoing, as of the date of this Schedule, Mr. Gordon is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material Required to Be Filed as Exhibits

         None.

CUSIP No.  192176 10 5                  13D                    Page 6 of 6 Pages



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              By: /s/ Andrew Gordon
                                                  ------------------------------
                                                  Andrew Gordon


May 12, 2005